EXHIBIT 99.1

ADC Therapeutics Announces Maturing Data from Pivotal Phase 2 Clinical Trial and Phase 1/2 Combination Clinical Trial of Loncastuximab Tesirine (Lonca) in Patients with Relapsed or Refractory Diffuse Large B-cell Lymphoma

Lonca demonstrated an overall response rate of 48.3% and complete response rate of 24.1% in the pivotal Phase 2 single-agent trial

Interim results of the Phase 1/2 trial of Lonca in combination with ibrutinib show an encouraging overall response rate of 75.0% and complete response rate of 58.3% at the recommended Phase 2 Lonca dose

Company to host conference call today, June 12, 2020, at 8:30 a.m. EDT, to highlight data presented at the Virtual 25th EHA Annual Congress

Lausanne, Switzerland — June 12, 2020 — ADC Therapeutics SA (NYSE:ADCT), a clinical-stage oncology-focused biotechnology company leading the development and commercialization of next-generation antibody drug conjugates (ADCs) with highly potent and targeted pyrrolobenzodiazepine (PBD) dimer technology, today announced maturing data from LOTIS 2, a pivotal Phase 2 clinical trial of loncastuximab tesirine (Lonca, formerly ADCT-402) in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including an overall response rate of 48.3%, a complete response rate of 24.1% and manageable toxicity. The Company also announced interim results from LOTIS 3, a Phase 1/2 clinical trial of Lonca combined with ibrutinib, which highlight the potential of Lonca to advance into earlier lines of therapy in combination with other therapies. The data are being presented in an oral presentation and e-Poster at the virtual 25th Congress of the European Hematology Association (EHA25).

“Our two presentations at EHA25 highlight Lonca’s potential as both a single agent and in combination with other therapies for patients with non-Hodgkin lymphoma,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “In LOTIS 2, Lonca demonstrated important anti-tumor activity and durability, as well as manageable toxicities, across a broad population of hard-to- treat, relapsed or refractory DLBCL patients, including patients with poor prognosis, those who never responded to prior therapy and those who received prior stem cell transplant.”

“We are pleased to be on track to file a Biologics License Application (BLA) with the U.S. Food and Drug Administration for Lonca for the treatment of relapsed or refractory DLBCL in the second half of 2020,” said Chris Martin, Chief Executive Officer of ADC Therapeutics. “If approved, we look forward to launching Lonca in mid-2021. We are also planning to initiate LOTIS 5, a post-marketing confirmatory clinical trial of Lonca in combination with rituximab, which we believe will support a supplemental BLA for Lonca to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL.”

Oral Presentation of Initial Results of Lonca Pivotal Phase 2 Clinical Trial (Abstract S233)

LOTIS 2, a Phase 2, multi-center, open-label, single-arm clinical trial, is evaluating the efficacy and safety of Lonca in patients with relapsed or refractory DLBCL following ≥2 lines of prior systemic therapy.

Patients received 30-minute intravenous infusions of Lonca once every three weeks at a dose of 150 μg/kg for the first two cycles, followed by 75 μg/kg for subsequent cycles for up to one year or until disease progression, unacceptable toxicity, or other discontinuation criteria, whichever occurred first. As of the data cut-off date of April 6, 2020, 145 patients were enrolled and received a mean of 4.3 cycles of Lonca (range: 1-15).

Key data include:

•	Lonca achieved an overall response rate (ORR) of 48.3% (70/145 patients) and a complete response rate (CRR) of 24.1% (35/145 patients), compared to an ORR of 45.5% (66/145 patients) and CRR of 20.0% (29/145 patients) in the previous data cut (October 14, 2019)

•	Patients refractory to first-line or last-line prior therapy had ORRs of 37.9% and 36.9%, respectively

•	The median duration of response has increased to 10.25 months in the more mature data cut, compared to 6.7 months in the previous data cut (October 14, 2019)

•	Patients had received a median of 3 prior lines of therapy

•	The toxicity profile was manageable and no new safety concerns were identified

o	The most common grade ≥3 treatment-emergent adverse events in ≥10% of patients were: neutropenia (25.5%) with low incidence of febrile neutropenia (3.4%), thrombocytopenia (17.9%), GGT increased (16.6%) and anaemia (10.3%)

“Despite recent advances in DLBCL treatment, outcomes for patients with relapsed or refractory disease remain poor,” said Carmelo Carlo-Stella, MD, Professor of Hematology, Humanitas University, Section Chief, Lymphoid Malignancies, Humanitas Cancer Center, and an investigator for the trial. “The substantial single-agent anti-tumor activity Lonca has demonstrated in patients with relapsed or refractory DLBCL who failed established therapies underscores the potential of this CD19-targeted, PBD-based ADC to fill a critical unmet need.”

e-Poster with Interim Results of Phase 1/2 Clinical Trial of Lonca Combined With Ibrutinib (Abstract EP1284)

LOTIS 3, a Phase 1/2 open-label, single-arm dose escalation and dose expansion clinical trial, is evaluating the safety and efficacy of Lonca in combination with ibrutinib in patients with relapsed or refractory DLBCL or mantle cell lymphoma (MCL). Lonca is administered as 30-minute intravenous infusions using a standard 3+3 dose escalation design at doses of 60 or 90 μg/kg. Patients receive Lonca every three weeks for the first two doses, with concurrent fixed-dose ibrutinib (560 mg/day, oral) for up to one year. As of the data cut-off date of April 6, 2020, 25 patients have been enrolled, including 23 patients with DLBCL and two patients with MCL, and 18 patients were evaluable for antitumor activity. The trial continues to enroll patients.

Key interim data from the Phase 1 portion of the trial include:

•	Across both Lonca dose levels of 60 and 90 μg/kg, the combination with ibrutinib has demonstrated an ORR of 66.7% and a CRR of 50.0%

•	At the recommended Phase 2 Lonca dose of 60 μg/kg, the combination with ibrutinib has demonstrated an ORR of 75.0% and CRR of 58.3%

•	The combination has a manageable toxicity profile

o	The most common grade ≥3 treatment-emergent adverse events in ≥10% of patients were thrombocytopenia (20%) and anemia (12%)

•	Patients had received a median of 2 prior lines of therapy

•	Pharmacokinetic profiles demonstrate good exposure throughout the dosing interval

“As patients with relapsed or refractory DLBCL or MCL have a poor prognosis and limited salvage treatment options, it is important to explore the potential for combinations of drugs with different mechanisms of action to increase clinical activity compared to either agent alone,” said Julien Depaus, MD, Department of Hematology, CHU UCL Namur. “Based on synergies demonstrated in preclinical research and the interim results of the Phase 1 portion of this clinical trial, I believe the combination of Lonca and ibrutinib warrants further evaluation as a treatment option for patients with relapsed or refractory DLBCL or MCL.”

Conference Call and Webcast

ADC Therapeutics will host a live conference call and webcast today, Friday, June 12, 2020, at 8:30 a.m. EDT, to highlight the data presented at EHA25. To access the call, please dial 833-526-8381 (domestic) or +41 225 805 976 (international) and request to join the ADC Therapeutics conference call. A live webcast of the presentation will be available on the Investors section of the ADC Therapeutics website at www.adctherapeutics.com.

About Loncastuximab Tesirine (Lonca)

Loncastuximab tesirine (Lonca, formerly ADCT-402) is an antibody drug conjugate (ADC) composed of a humanized monoclonal antibody directed against human CD19 and conjugated through a linker to a pyrrolobenzodiazepine (PBD) dimer cytotoxin. Once bound to a CD19-expressing cell, Lonca is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. CD19 is a clinically validated target for the treatment of B-cell malignancies.

Lonca is being evaluated in LOTIS 2, a pivotal Phase 2 clinical trial in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), and LOTIS 3, a Phase 1/2 trial in combination with ibrutinib in patients with relapsed or refractory DLBCL or mantle cell lymphoma (MCL).

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients suffering from hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers with significant unmet need. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to pivotal Phase 2 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% interim overall response rate (ORR), which exceeded the target primary endpoint. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown an 86.5% ORR in HL patients in a Phase 1 clinical trial. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

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